Via Facsimile and U.S. Mail
Mail Stop 4720

January 8, 2010

Mr. Robert Eisman
Corporate Controller and Principal Accounting Officer
Ambac Financial Group, Inc.
One State Street Plaza
New York, New York 10004

Re: **Ambac Financial Group, Inc.**
    Form 10-K for the Fiscal Year Ended December 31, 2008
    Form 10-Q for the Fiscal Quarter ended June 30, 2009
    File Number: 001-10777

Dear Mr. Eisman:

        We have reviewed your December 1, 2009 response to our November 16, 2009 letter and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Form 10-K for the Fiscal Year ended December 31, 2008

Managements' Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources
Investment Portfolio, page 100

1.   We are continuing to evaluate your response to comment one and may have
        further comments.

Form 10-Q for the Fiscal Quarter ended June 30, 2009

<u>Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Critical Accounting Policies and Estimates</u>
<u>Borrower Default Burnout, page 65</u>

2.   Please refer to comment two of your response. Please address the following:
*   Revise your disclosure to clarify whether, and if so, how you receive cash for losses paid before the sponsor re-purchases the loan.
*   Revise your disclosure to include the information in your response pertaining to the amounts included in the re-purchase for each of the sponsors.
*   Tell us how basing your subrogation recoveries only on unpaid principle and not other amounts which you are entitled such as interest complies with ASC 944-40-30-32 (SFAS No.163, paragraph 25).
*   It is unclear how you response satisfied the fourth bullet of our comment, please tell us whether the probabilities you assigned to potential recoveries subject to litigation indicates that one or more of these potential recoveries are probable. In your response, please tell us the consideration you gave to the rebuttable presumption cited in ASC 410-30-35-9 (SOP 96-1, paragraph 140), which indicates realization of a claim subject to litigation is not probable. You may find the example in ASC 944-40-30-33 useful when preparing your response. Also, provide us with a range of the probabilities that you used.
*   In regards to the sponsors in which you are not pursuing recovery, please revise to disclose the rational behind this decision and to clearly depict the level of discretion you used in not pursuing these recoveries.

* * * *

        Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

        Please contact Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant